Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF ATOSSA THERAPEUTICS, INC.

Atossa Therapeutics, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

FIRST: That the current name of the Corporation is Atossa Therapeutics, Inc., and the Corporation was originally incorporated pursuant to the General Corporation Law of the State of Delaware (the “DGCL”) on April 30, 2009 under the name Atossa Genetics Inc.

SECOND: That the Corporation’s Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on November 8, 2012 (as subsequently amended, the “Certificate of Incorporation”).

THIRD: That pursuant to and in accordance with Section 242 of the DGCL, this Certificate of Amendment hereby further amends the provisions of the Certificate of Incorporation as follows:

Article IV is hereby amended to include the following paragraph as a new Section C of such article:

“C. REVERSE STOCK SPLIT

Effective as of 12:01 A.M. Eastern Time on February 2, 2026 (the “Effective Time”), each fifteen shares of the Corporation’s Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the Corporation or the respective holders thereof, be combined and converted into one share of Common Stock without increasing or decreasing the par value of each share of Common Stock (the “Reverse Stock Split”). No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split and, in lieu thereof, upon surrender after the Effective Time of a certificate or book entry position which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, following the Effective Time, shall be entitled to receive a cash payment (without interest and subject to withholding taxes, as applicable) equal to the fraction of a share of Common Stock to which such holder would otherwise be entitled multiplied by the closing price of Common Stock on the Nasdaq Stock Market on the first business day immediately preceding the Effective Time (as adjusted in good faith by the Corporation to account for the reverse stock split ratio). The Reverse Stock Split shall occur whether or not the certificates representing such shares of Common Stock are surrendered to the Corporation or its transfer agent. Each certificate or book entry position that immediately prior to the Effective Time represented shares of Common Stock shall thereafter represent the number of shares of Common Stock into which the shares of Common Stock represented by such certificate or book entry position has been combined, subject to the elimination of fractional interests set forth above.”

FOURTH: This Certificate of Amendment to the Certificate of Incorporation was duly authorized and adopted by the Corporation’s Board of Directors (the “Board”) and stockholders in accordance with the provisions of Section 242 of the DGCL.

FIFTH: This Certificate of Amendment to the Certificate of Incorporation shall be effective as of 12:01 A.M. Eastern Time on February 2, 2026.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Certificate of Incorporation to be executed by Steven C. Quay, M.D., Ph.D., its Chairman of the Board, President and Chief Executive Officer, this 20th day of January 2026.

ATOSSA THERAPEUTICS, INC.

By: /s/ Steven C. Quay

Name: Steven C. Quay, M.D., Ph.D.

Title: Chairman of the Board, President and Chief Executive Officer